RELEASE

Exhibit (a)(5)(lii)

Portugal Telecom, SGPS, S.A.

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: 395,099,775 Euros

Registered in the Commercial Registry Office of Lisbon

and Corporation no. 503 215 058

Portugal Telecom General Shareholders’ Meeting

Lisbon, Portugal, March 2, 2007 — Portugal Telecom announces that its General Shareholders’ Meeting was held today.

The third item of the agenda related to the removal of the voting limitation in the bylaws of the Company the approval of which was a condition of the Tender Offer launched by Sonaecom, SGPS, S.A. and/or Sonaecom, B.V. (“Sonaecom”) was rejected by the majority of the votes cast at the General Meeting.

Thus, and in accordance with the understanding of the Portuguese Securities Commission (“CMVM”), the tender offer launched by Sonaecom over Portugal Telecom, as well as the offer launched over PT — Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, S.A., and their effects have lapsed.

The proposal related to the fourth item of the agenda concerning the authorisation for Sonaecom to hold ordinary shares representing more than 10% of the Company’s share capital was not submitted to discussion and voting at the General Meeting, as it was subject to the success of the Offer.

On this General Meeting, the proposals for the first and second items on the agenda were also discussed and were approved as follows:

•             Election of the Vice-Chairman of the General Meeting of Shareholders, Mr. Daniel Proença de Carvalho, and of the Secretary of the General Meeting of Shareholders, Mr. Francisco Manuel Leal Barona, to complete the 2006/2008 term of office, following the termination of the office of the former holders of these positions.

•             Ratification of the appointment of the Director Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos to complete the 2006/2008 term of office.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director

nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and the amendments thereto, which were filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as they contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.